Rule 12g3 - 2b exemption
File No.: 82 - 5174
Page No. 1 of 7 pages.

om LIMITED

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City DC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

13 July 2006

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

ITEM	DATE LODGED	DESCRIPTION
1	31/05/2006	Market Update – Terumo Agreement
2	06/07/2006	Change of Director's Interest Notice
3	06/07/2006	Change of Director's Interest Notice

Should you require any additional information, please do not hesitate to contact me.

Yours faithfully,

Belinda Mulcahy
Administration

06015443

PROCESSED
JUL 25 2006
THOMSON FINANCIAL

Q:\ASX\SEC\2005\2006 130706_SEC.doc

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

31 May 2006

The Announcements Officer
Australian Stock Exchange Limited
Sydney NSW

MARKET UPDATE

The Directors of Occupational & Medical Innovations Limited (OMI) are pleased to announce that a new distribution agreement was signed today with Terumo Corporation Australian Branch (Terumo). Approval for the agreement has been received from Terumo's Japanese parent company. The agreement, which runs for five years, gives Terumo exclusive distribution rights for the OMI retractable safety syringe for Australia, New Zealand and several Pacific Islands.

OMI has, today, accepted an initial order from Terumo for 150,000 1mL OMI retractable safety syringes. Terumo recently introduced the OMI syringe to its sales force and the signing of this agreement will now allow full marketing of the OMI retractable safety syringe to proceed. Terumo plans to achieve sales of 3 million units in the first twelve months of the agreement.

Ian Fraser
Chairman

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**OCCUPATIONAL & MEDICAL INNOVATION LIMITED**
ABN	**11 091 192 871**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Alastair Angus Cray**
Date of last notice	**20 January 2006**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Refer attached
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Refer attached
Date of change	30 June 2006
No. of securities held prior to change	Refer attached
Class	Refer attached
Number acquired	Refer attached
Number disposed	Refer attached
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Refer attached
No. of securities held after change	Refer attached
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable

D C Mackenzie
Company Secretary
Occupational & Medical Innovation Limited
5 July 2006

+ See chapter 19 for defined terms.

ATTACHMENT TO APPENDIX 3Y FOR ALISTAIR CRAY

Class of shares	**Ordinary**
Number of securities held prior to change	
Allcare Investments Pty Ltd (as trustee for the Cray Discretionary Trust)	90,009
Julii Pty Ltd (as Trustee for the Hedy Family Trust)	59,334
Leonard Snowden Cray (Father)	338,756
Allcare Investments Pty Ltd	-
Number disposed	
Allcare Investments Pty Ltd (as trustee for the Cray Discretionary Trust)	90,009
Julii Pty Ltd (as Trustee for the Hedy Family Trust)	59,334
Leonard Snowden Cray (Father)	-
Allcare Investments Pty Ltd	-
Number acquired	
Allcare Investments Pty Ltd (as trustee for the Cray Discretionary Trust)	-
Julii Pty Ltd (as Trustee for the Hedy Family Trust)	-
Leonard Snowden Cray (Father)	-
Allcare Investments Pty Ltd	149,343
Number of securities held after change	
Allcare Investments Pty Ltd (as trustee for the Cray Discretionary Trust)	-
Julii Pty Ltd (as Trustee for the Hedy Family Trust)	-
Leonard Snowden Cray (Father)	338,756
Allcare Investments Pty Ltd	149,343
Value of shares transferred	**$**
Allcare Investments Pty Ltd	68,698
	-

All holdings are indirect – nature of interest noted against each holding

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED**
ABN	**11 091 192 871**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ian Leslie Fraser
Date of last notice	10 March 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held by wife, Mrs DL Fraser transferred to Carmgen Pty Ltd as trustee for the Fraser Super Fund
Date of change	30 June 2006
No. of securities held prior to change	27,500
Class	Ordinary shares
Number acquired	-
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$13,612
No. of securities held after change	27,500
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
Date of change	Nil
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Nil
Interest acquired	Nil
Interest disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil
Interest after change	Nil

Lodged by:
DC Mackenzie
Company Secretary
Occupational & Medical Innovations Limited
5 July 2006

+ See chapter 19 for defined terms.